

aKB

16013514

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
416

)STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Financial Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 N Scottsdale Road, Ste D-120
(No. and Street)

Scottsdale	AZ	85253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George E. Fischer 480-951-0079
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. Acosta & Associates, CPA's, PC
(Name – *if individual, state last, first, middle name*)

10930 N. Tatum Blvd., Suite C101	Phoenix	AZ	85028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George E. Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Equity Corporation adn Subsidiary, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KRISTI BRADY
Notary Public - Arizona
Maricopa County
My Commission Expires
August 18, 2016

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
and Supplemental Reports/Schedules
and Exemption Report Review
and Exemption Report

First Financial Equity Corporation and Subsidiary
BD# 16507

Year Ended December 31, 2015



R.C. ACOSTA & ASSOCIATES, CPA'S

A PROFESSIONAL CORPORATION · CERTIFIED PUBLIC ACCOUNTANTS

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
and Supplemental Reports/Schedules
and Exemption Report Review
and Exemption Report

First Financial Equity Corporation and Subsidiary
BD# 16507

Year Ended December 31, 2015

CONTENTS

OATH OR AFFIRMATION

I, George E. Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Equity Corporation adn Subsidiary, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KRISTI BRADY
Notary Public - Arizona
Maricopa County
My Commission Expires
August 18, 2016

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


R.C. ACOSTA & ASSOCIATES, CPA'S
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
10930 N. TATUM BLVD, SUITE C-101
PHOENIX, AZ 85028
P: 602.971.5080 · F: 602.971.0177

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Financial Equity Corporation

We have audited the accompanying consolidated statement of financial condition of First Financial Equity Corporation (an Arizona S-corporation) and its subsidiary, FFEC Insurance Marketing, LLC (an Arizona limited liability company) (collectively the "Company"), as of December 31. 2015, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of First Financial Equity Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Equity Corporation and its subsidiary, FFEC Insurance Marketing, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Information, including the Consolidated Schedule of General and Administrative Expenses; the Supplemental Schedule of Computation of Net Capital (Consolidated) Under SEC Rule 15c3-1; and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission, in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The Supplemental Information is the responsibility of First Financial Equity Corporation's management. Our audit procedures included determining whether the Supplemental Information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Consolidated Schedule of General and Administrative Expenses; the Supplemental Schedule of Computation of Net Capital (Consolidated) Under SEC Rule 15c3-1; and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission, are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

R. C. Acosta & Associates, CPA's, PC

Phoenix, AZ
February 29, 2016

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2015

ASSETS

Cash and cash equivalents	$	694,050
Deposits with clearing organization		250,000
Commissions receivable		46,256
Advances - employees		14,000
Prepaid expenses		185,616
Loans to shareholders		261,448
Property and equipment, net		16,594
Other assets		77,168
TOTAL ASSETS	$	1,545,132

The accompanying notes are an integral part of these consolidated financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2015

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	220
Accrued salaries, commissions and related expenses		97,259
Accrued employee 401(k) liability		56,646
Deferred rent		294,710
Due to employees		35,933
Other accrued liabilities		116,596
Total Liabilities		601,364
Commitments and contingencies		
SHAREHOLDERS' EQUITY		
Common stock, $0.01 par value, 100,000 shares authorized, issued, and outstanding		1,000
Retained earnings		942,768
Noncontrolling interest		-
Total Shareholders' Equity		943,768
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,545,132

The accompanying notes are an integral part of these consolidated financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Income

For the Year Ended December 31, 2015

REVENUES	
Commissions	$ 15,680,610
Investment advisory fees	11,643,839
Interest income	5,159
Other income	429,131
Total Revenues	27,758,739
OPERATING EXPENSES AND LOSSES	
Clearing charges	686,554
Commissions and bonuses	17,531,818
General and administrative	9,407,299
Advertising	66,372
Management fees	14,961
Interest expense	10,658
Principal transactions	11,880
Total Operating Expenses	27,729,542
Consolidated Net Income/(Loss)	29,197
Noncontrolling Interest	-
Controlling Interest	$ 29,197

The accompanying notes are an integral part of these consolidated financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Changes in Shareholders' Equity

For the Year Ended December 31, 2015

	Common Stock	Retained Earnings	Noncontrolling Interest	Total Shareholders' Equity
Balances December 31, 2014	$ 1,000	$ 1,103,571	$ -	$ 1,104,571
Consolidated Net Income	-	29,197	-	29,197
Shareholders' Distributions	-	(190,000)	-	(190,000)
Balances December 31, 2015	$ 1,000	$ 942,768	$ -	$ 943,768

The accompanying notes are an integral part of these consolidated financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Consolidated Net Income	$ 29,197
Adjustments to Reconcile Consolidated Net Income to Net Cash Provided By Operating Activities:	
Depreciation	-
Deposits with clearing organization	-
Commissions receivable	35,748
Advances - employees	(14,000)
Prepaid expenses	212,909
Other assets	(10,247)
Accounts payable	(34,940)
Due to employees	(805)
Accrued salaries, commissions and related expenses	(24,326)
Accrued employee 401(k) liability	8,145
Deferred rent	154,900
Other accrued expenses	(228,109)
Total adjustments	99,275
Net Cash Provided By Operating Activities	128,472
Cash Flows from Investing Activities	
Advances on loans to shareholders	(36,794)
Repayments on loans to shareholders	17,650
Purchases of property and equipment	(16,594)
Net Cash Used in Investing Activities	(35,738)
Cash Flows from Financing Activities:	
Shareholders' distributions	(190,000)
Net Cash Used in Financing Activities	(190,000)
Net Decrease in Cash and Cash Equivalents	(97,266)
Cash and Cash Equivalents at Beginning of Year	791,316
Cash and Cash Equivalents at End of Year	$ 694,050
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for interest	$ 10,658

The accompanying notes are an integral part of these consolidated financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Notes to the Consolidated Financial Statements
December 31, 2015

1. ORGANIZATION:

First Financial Equity Corporation (an Arizona S-Corporation) ("FFEC") engages in the business of conducting security trades for clients and investment advisory services. FFEC operates as a non-clearing broker-dealer, is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and is subject to federal and state securities laws. FFEC processes its trades through one clearing broker-dealer. FFEC has its headquarters office and main Office of Supervisory Jurisdiction ("OSJ") located in Scottsdale, Arizona. Other satellite OSJ offices are located in the following locations: Billings, Montana; Dallas, Texas; Denver Tech Center in Greenwood Village, Colorado: Sun City, Arizona (actually located in Surprise, Arizona); and San Diego, California. Other satellite non-OSJ offices are located in the following locations: Downtown Denver in Denver, Colorado; Long Beach, California; Waco, Texas; Casper, Wyoming; Shawnee Mission, Kansas, Wichita, Kansas and Tucson, Arizona. FFEC was incorporated on May 1, 1985 and began operations on that date. FFEC has adopted a fiscal year end of December 31. In 2004, FFEC acquired a 51% interest in FFEC Insurance Marketing, L.L.C. (the "Subsidiary").

FFEC Insurance Marketing, L.L.C. (an Arizona limited liability company)("FFEC IM") engages in the business of insurance policy sales. FFEC IM is approved and regulated by the Arizona Department of Insurance. The managing member for FFEC IM is FFEC with George Fischer as the majority shareholder of FFEC.

The financial statements of FFEC and its subsidiary FFEC IM, (collectively the "Company") have been consolidated for this presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The summary of significant accounting policies is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to the accounting principles generally accepted in the United States ("GAAP") and have been consistently applied in the preparation of the financial statements. As such, the Company has adopted the accrual basis of accounting for financial statement purposes and the cash of accounting basis for income tax purposes. Separate tax returns are prepared for FFEC and FFEC IM.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Basis of Consolidation

FFEC owns 51% of the Subsidiary. All significant inter-entity balances and transactions have been eliminated in consolidation.

In addition, the SEC requires disclosure of summary financial information (including assets, liabilities, and net worth) concerning subsidiaries consolidated in the financial statements presented in conformity with GAAP if that consolidation differs from the presentation in the unaudited part II or part IIA FOCUS filing. Further, for subsidiaries consolidated under the flow-through capital benefits of Appendix C of SEC Rule 15c3-1, the effect of the consolidation on net capital and required net capital of the broker-dealer should be disclosed in the notes to the statement of financial condition furnished to customers.

Bad Debts

The Company uses the allowance method regarding uncollectible accounts receivable and uncollectible loans receivable. For the year ended December 31, 2015, the Company determined that under the allowance method for bad debts the amount would be $0.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and deposits with clearing institutions. The Company maintains its cash and cash equivalents with National Bank of Arizona. The Company maintains its deposits with the clearing organization Hilltop Securities. As of December 31, 2015, the Company's cash and cash equivalents and deposits with clearing organization at both the National Bank of Arizona and Hilltop Securities are entirely covered by federal depository insurance.

Securities Owned

The Company trades securities for its own account. These securities are carried at fair market value and the resulting realized gains/(losses) and changes in unrealized gains/(losses) are recorded in the consolidated statement of income.

In accordance with the authoritative guidance on fair value measurements and records under generally accepted accounting principles, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 – Inputs other than quoted prices that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 – Inputs that are unobservable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Securities Owned (continued)

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Securities	$ 540	$ -	$ -	$ 540

Cost and fair value of marketable equity securities at December 31, 2015 are as follows:

	Cost	Fair Market Value	Holding Gains/(Losses)
Equity Securities			
Securities	$ 107,437	$540	$ (106,897)
Net Investment Gains/ (Losses):			
Changes in Unrealized Gains/(Losses)			$(4,807)
Realized Gains/(Losses)			(204,579)
Net Investment Gains/ (Losses)			$ (209,386)

The fair market value of $540 is included in other assets in the consolidated statement of financial condition. The net investment gains/(losses) of $(209,386) are included in other income, in the consolidated statement of income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from 3 years to 7 years for financial statement and income tax purposes. The straight-line method of depreciation is used for financial statement purposes and accelerated Internal Revenue Service methods are used for income tax purposes. Repairs and maintenance are charges to expense and renewals and betterments are capitalized. Depreciation expense for the year ended December 31, 2015 was $0.

The Company reviews its property and equipment whenever events indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2015.

Leases

The Company enters into operating leases for the use of office space. Rent expense related to these lease agreements is recorded on a straight-line basis.

Short Sale Obligations

The Company accounts for its short-sale obligations as trading securities that are stated at fair market value with changes in unrealized gains/(losses) accounted for in the current income/(loss) from operations. As of December 31, 2015, the Company had $0 in open short-sale positions.

Revenues

The Company's main source of revenue is from trading commissions and investment advisory fees. The Company processes trades on the stock market for its clients and earns a commission as of the trade date. These trades are handled through a third party executing-broker and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Revenues (continued)

receives investment advisory fees quarterly, which are recognized as earned on a pro rata basis over the term of the contract. The Company also receives income from commissions paid by mutual funds, real estate investment trusts, insurance and limited partnerships for initial investments and transfers also known as trailers. These funds are earned when transactions are generated by brokers. The mutual funds, real estate investment trusts, insurance companies and limited partnerships issue commission checks to the Company weekly for initial placements. Trailer commissions are generally paid quarterly.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $66,372 for the year ended December 31, 2015.

Income Taxes

Effective April 1, 2000, FFEC elected to be taxed as a Subchapter-S Corporation. Income taxes on net income are payable personally by the shareholders pursuant to elections made under Subchapter-S of the Internal Revenue Code. Accordingly, no current provision has been made for federal or state income taxes. There are currently three open years for examination by federal and state taxing authorities: December 31, 2012, December 31, 2013 and December 31, 2014. Management has determined that there are no uncertain tax positions taken by the Company.

It is the intent of the members of FFEC IM that the entities shall always be operated consistent with its treatment as a "partnership" for federal and state tax purposes. No member is to take any action inconsistent with the express intent of the previous statement. The taxable income or loss of FFEC IM will therefore be reported on the members' income tax returns. Accordingly, no current provision has been made for federal or state income taxes.

3. RELATED PARTY TRANSACTIONS:

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2015:

3. RELATED PARTY TRANSACTIONS (continued):

Due to/from Related Parties:

Loans to Shareholders		
George Fischer	$182,912	
Ross Sindelar	78,536	
		$261,448

George Fischer is FFEC's majority shareholder and Ross Sindelar is a minority shareholder of FFEC. The loans are unsecured. Interest income in the amounts of $5,064 and $0 was accrued and increased the loans to shareholders balances for Mr. Fischer and Mr. Sindelar, respectively, during the year ended December 31, 2015. Accrued interest is included in Loans to Shareholders on the consolidated statements of financial condition. FFEC received loan payments of $17,650 on the loans and issued additional shareholder loans of $36,794 during the year ended December 31, 2015.

Management fees in the amount of $14,961 were paid to a related party for one employee's Section 79 Plan.

During 2015 the Company paid shareholder distributions in the following amounts: George Fischer - $180,000, Ross Sindelar - $5,000, Melissa Strouse - $5,000. Total shareholder distributions were $190,000 for the year.

4. PROPERTY AND EQUIPMENT, NET:

The Company's property and equipment at December 31, 2015 is as follows:

Asset Category	Carrying Value
Furniture and fixtures	$ 19,618
Equipment	180,033
Leasehold improvements	5,577
Total property and equipment	205,228
Accumulated depreciation	(188,634)
Property and equipment, net	$ 16,594

The Company had depreciation expense of $0 during the year ended December 31, 2015.

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Subparagraph (2) of the Rule also provides that the Company must maintain net capital of not less than $250,000. At December 31, 2015, the Company had consolidated shareholders' equity of $943,768.

The Company had net capital of $388,942, which was $138,942 in excess of its minimum net capital requirement of $250,000 as of December 31, 2015. Aggregate indebtedness at December 31, 2015 was $601,364.

5. COMMITMENTS AND CONTINGENCIES:

Operating Leases

The Company has entered into lease agreements for office space in locations including each of the following: Scottsdale, Arizona; Billings, Montana; Dallas, Texas; Denver Tech Center in Greenwood Village, Colorado; Downtown Denver in Denver, Colorado; Sun City, Arizona (actually located in Surprise, Arizona); Long Beach, California; Wichita, Kansas; Shawnee Mission, Kansas and San Diego, California. Currently, the Company has not entered into office space related leases at its branch offices located in Waco, Texas, and Casper, Wyoming. These offices are leased by branch managers (independent contractors) or there are other arrangements made that do not result in obligations of the Company. Monthly base rent lease payments range from approximately $1,000 to $49,000 and the leases expire beginning 2017 through 2022.

The Company also has an operating lease relating to copier machines in several of its offices.

The Company had total rent expense of $1,371,826 for the year ended December 31, 2015.

6. COMMITMENTS AND CONTINGENCIES (continued):

Operating Leases (Continued)

The following is a schedule of future minimum lease payments under these agreements:

For the year ending December 31,	
2016	$1,312,963
2017	1,429,062
2018	1,265,852
2019	1,043,691
2020	892,337
2021 and beyond	1,030,020
	$6,973,925

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2015 upon the capital expenditures, net income, financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with all applicable federal and state requirements.

FINRA has not completed the examinations of First Financial Equity Corporation that began during 2013 and 2015. FINRA did note several exceptions in the examination. The Company and the Chief Compliance Officer have been presented with a "Wells Notice" as a result of the 2013 examination, with sanctions possible along with a potential suspension for the Chief Compliance Officer for an undetermined number of days. This case is proceeding and no accrual for the potential sanctions has been recorded as the amount cannot be estimated as of February 29, 2016.

Litigation/Arbitrations involving Customer Complaints

FFEC currently has one pending arbitration from a customer complaint claiming losses in their account. While the arbitration hearing took place in 2015, the

6. COMMITMENTS AND CONTINGENCIES (continued):

Litigation/Arbitrations involving Customer Complaints (continued)

decision from the arbitration panel is not expected until the end of March 2016. Based on discussions with legal counsel, FFEC has accrued a total of $0 for potential liability to the customer and $40,363 for estimated legal fees.

7. RESERVE REQUIREMENT:

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards for the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of FFEC's business, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

8. DEPOSITS WITH CLEARING ORGANIZATION:

The Company has a deposit with the clearing organization, which is required per the signed agreement. The current required amount is $250,000. The deposit is held in an interest-bearing cash account with an interest rate as of December 31, 2015 of .02%. FINRA requires that the clearing organization keep this cash in a separate account

9. FAIR VALUES OF FINANCIAL INSTRUMENTS:

FASB ASC 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS (continued):

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the consolidated statement of financial condition for cash and cash equivalents approximate their fair value because of the short maturity of these investments.

Deposits with clearing organization: The carrying amount reported in the consolidated statement of financial condition for deposits with clearing organizations approximates their fair value because of the short maturity of these instruments.

Securities owned: Fair values for securities owned are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Off Balance Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to another FINRA member firm on a fully-disclosed basis. The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing organization's guidelines and industry standards. The Company monitors required margin levels daily and pursuant to such guidelines, it requires the customer to deposit additional collateral, or to reduce positions when necessary.

10. PURCHASE AGREEMENTS ENTERED INTO DURING THE YEAR:

During 2015 the Company entered into an asset purchase agreement with a broker-dealer firm, Perkins, Smart & Boyd, Inc., ("Perkins") with offices in Wichita, Kansas and Shawnee Mission, Kansas. Under the agreement, the payments from FFEC to the owners of Perkins were structured as compensation and are based on their individual production of revenue for FFEC after the closing date of the agreement as well as payments based on the estimated profitability of the two offices. Any tangible and/or intangible assets transferred to FFEC have not been assigned any value by FFEC and the Company has not recorded any value for those assets in its accounting records.

In connection with this purchase agreement, the Company received an assignment of a clearing agreement that Perkins had been using prior to the closing date of the agreement. This allowed the owners and others at Perkins to conduct business until they could use the clearing arrangement that FFEC had in place. This clearing firm was eventually acquired during 2015 by Hilltop Securities, Inc., which is the clearing broker for FFEC.

During 2015, the Company also entered into an asset purchase agreement with a broker-dealer firm, Aspen Equity Partners, LLC ("Aspen") and an associated registered investment advisory firm, AEP Wealth Management LLC ("AEP"), both located in Dallas, Texas. Under the agreement, the payments from FFEC to the owners of Aspen and AEP were structured as compensation and are based on their individual production of revenue for FFEC after the closing date of the agreement as well as payments based on the estimated profitability of the two offices. Any intangible assets transferred to FFEC have not been assigned any value by FFEC and the Company has not recorded any value for those assets in its accounting records.

Regarding the purchase agreement including AEP, execution of the transfers has been delayed to approximately March 2016 because FFEC didn't have a clearing arrangement with the clearing firm used by AEP. FFEC plans to have a clearing arrangement in place with that firm by approximately March 2016 and will complete the executions of the transfers at that time.

11. SUBSEQUENT EVENTS:

No events occurred subsequent to the December 31, 2015 statement of financial position date and through February 29, 2016, the date the financial statements were issued, which require disclosure in these financial statements.

Supplemental Information

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Schedule of General and Administrative Expenses
For the Year Ended December 31, 2015

Bank charges	$	2,412
Bonding fees		16,360
Business promotion		21,212
Legal settlements		167,940
Compliance expense		44,981
Continuing education		3,457
Dues and subscriptions		13,092
Employee expense		6,126,567
Information system expense		183,343
Insurance expense		34,120
Licenses and regulatory fees		110,204
Meals and entertainment		82,390
Office expense		449,695
Outside services		60,171
Postage and delivery service		73,140
Professional fees		332,138
Lease expense		1,371,826
Repairs and maintenance		98,790
Referral fees		9,281
Telephone expense		159,503
Travel		46,677
Total General and Administrative Expenses	$	9,407,299

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Supplemental Schedule of Computation of
Net Capital (Consolidated) Under SEC Rule 15c3-1
As of December 31, 2015

NET CAPITAL		
Total Shareholders' Equity		$ 943,768
Deductions and/or charges		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	16,594	
Other assets	537,692	
	554,286	554,286
Net capital before haircuts on securities positions (tentative net capital)		389,482
Haircuts on securities		
Security adjustment - long haircut position (rounded)	540	540
Net Capital		$ 388,942
Aggregate indebtedness		
Items included in the Statement of Financial Condition		
Other accounts payable and accrued expenses		601,364
Total aggregate indebtedness		$ 601,364
Computation of basic net capital requirement		
Minimum net capital requirement - (6 2/3% of total aggreagete indebtedness)		$ 40,091
Minimum net capital requirement of reporting broker-dealer		$ 250,000
Net capital requirement (greater of two amounts above)		$ 250,000
Net capital in excess of required minimum		$ 138,942
Excess net capital at 120% of requirement		$ 88,942
Ratio: Aggregate indebtedness to net capital		1.55 to 1
Net capital, as reported in Company's Part II (Unaudited) Focus Report		$ 365,885
Audit adjustments:		
Audit adjustment to record reduced rent expense		49,905
Audit adjustment to record additional salary expense		(4,370)
Audit adjustment to record additional legal fees expense		(23,463)
Non-audit adjustment related to FFEC IM		985
Net Capital		$ 388,942

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Computation for Determination of Reserve Requirements Uner Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission
As of December 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii).



R.C. ACOSTA & ASSOCIATES, CPA'S
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

10930 N. TATUM BLVD, SUITE C-101
PHOENIX, AZ 85028
P: 602.971.5080 · F: 602.971.0177

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Financial Equity Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Financial Equity Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Financial Equity Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) First Financial Equity Corporation stated that First Financial Equity Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. First Financial Equity Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Financial Equity Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

R. C. Acosta & Associates, CPA's, PC

Phoenix, AZ
February 29, 2016


FIRST FINANCIAL
EQUITY CORPORATION
Private Client Group

FIRST FINANCIAL EQUITY CORPORATION
Exemption Report

First Financial Equity Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:
2(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

This exemption was allowable without exception for the period January 1, 2015 – December 31, 2015.

First Financial Equity Corporation

I, George Fischer affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

President

02/12/2016

7373 N. Scottsdale Rd., Suite D-120 | Scottsdale, AZ 85253 | P: 480.951.0079 | P: 800.687.3800 | F: 480.998.2883

www.ffec.com | Member FINRA, SIPC